

May 17, 2012

<u>Via E-Mail</u>

Mr. Martin Tutschek
Chief Financial Officer
Forum National Investments Ltd.
Suite 180A
13040 #2 Road
Richmond, B.C. Canada V7E 2G1

> **Re:** **Forum National Investments Ltd.**
> **Form 20-F for the fiscal year ended September 30, 2011**
> **Filed March 28, 2012**
> **File No. 000-29862**

Dear Mr. Tutschek:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item V. Operating and Financial Review and Prospects, page 14</u>

1. Please provide us with a summary of your sources and amounts of revenue for all periods presented. In this regard, the membership revenues disclosed on the top of page 17, when combined with the charter revenues from the marketing of the yacht disclosed on page 20, do not equal the total revenues reflected in your financial statements. Please reconcile.

2. In light of the sale of your marketing sales and service operations, it is unclear why these operations are not reflected as discontinued operations in your financial statements pursuant to CICA Handbook Section 3475. Please explain.

Mr. Martin Tutschek
Forum National Investments Ltd.
May 17, 2012
Page 2

Item XV. Controls and Procedures, page 39

3. Given the lack of provision of an audit report for all periods presented, please re-assess your
    internal control over financial reporting and disclosure controls and procedures. If you
    determine that both assessments remain effective, please provide us with a detailed analysis
    in your response.

Report of Independent Registered Accounting Firm, page F-3

4. We note the disclosure included in the last paragraph indicating that your fiscal 2009
    financial statements were audited by another auditor who expressed an unmodified opinion
    on those statements in their report, dated May 14, 2010. Please file an amended Form 20-F
    to include that report pursuant to Rule 2-05 of Regulation S-X.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose
  the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

        You may contact Amy Geddes at 202-551-3304 or me at 202-551-3211 if you have
questions regarding comments on the financial statements, related matters or any other questions.

                                        Sincerely,

                                        /s/ David R. Humphrey

                                        David R. Humphrey
                                        Accounting Branch Chief